

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 28, 2006

Mr. Guy Hebert
President and Chief Executive Officer
Strateco Resources Inc.
1225 Gay-Lussac
Boucherville, Quebec, Canada J4B 7K1

> **Re: Strateco Resources Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 0-49942**

Dear Mr. Hebert:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

General

1.   We note your EDGAR filing does not include page numbers. Please paginate your filing to expedite communications.

Controls and Procedures

2.   Please amend your disclosure as follows:

- Indicate that the evaluation was performed as of the end of the period covered by the report.

- Reference the appropriate Exchange Act Rule, that is, 13a-15(e).

- Indicate only that the disclosure controls and procedures are effective, without elaborating "in ensuring…." as you have, or revise to indicate that they are effective in ensuring that information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

- State whether changes in internal controls were identified that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting. You should not refer to "significant" changes.

Financial Statements

3.   Your auditor's report indicates that your auditor is "Limited Liability Partnership, Chartered Accountants." Disclosure elsewhere in your filing indicates that your auditor is Petrie Raymond LLP. Please revise for consistency.

4.   Please amend the face of all of your financial statements to indicate that you are an exploration stage company.

5.   We note you include a deferred tax recovery adjustment for the difference in accounting between Canadian GAAP and US GAAP for flow-through shares issued. Tell us how your accounting for flow-through shares was impacted by EIC 146 which was issued in March 19, 2004 (amended May 31, 2005) and was effective for all flow-through share transactions initiated after March 19, 2004. If your accounting under Canadian GAAP for the flow-through shares did not change subsequent to EIC 146, please tell us why.

6.   Please amend your certification filed in compliance with Section 302 of the Sarbanes-Oxley Act of 2002 to strictly comply with our rules. For example, the word "annual" should not proceed the word "report" in most instances; the words "small business issuer" should be used in lieu of "registrant"; paragraph 4(c)

should not deviate from the required language; and the language otherwise should exactly match that prescribed in Regulation S-B, Item 601.

Engineering Comments

<u>General</u>

7.   Insert a small-scale map showing the location and access to each property, as required by Instruction 3(B) to Item 102 of Regulation S-K. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-942-8900. We believe the guidance would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

8.   Please expand your property disclosures to provide the information required by Industry Guide 7 (b). In particular, for each property, provide the following information:

- The location, means of access to the property, and transportation from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment and other infrastructure facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7 (b) paragraph (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Business

9.   Early in this section, you should indicate your company is an exploration stage company, that there is no assurance that a commercially viable mineral deposit exists on any of the properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a) (4).

Exploration

10.   We note you reference the geologic resources prepared by GeoNova. Your disclosure using non-Commission reserve and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7 with the passage of Canadian National Instrument 43-101 N.I. (43-101) into law. All mineral resource estimate disclosures must presently meet the standards of N.I. 43-101 to qualify for this exemption. Otherwise, the disclosure does not meet the exception as stated Industry Guide 7 and must be removed from SEC filings. Please amend your filing as necessary.

11.   You state the SRK mineral resource estimate of the Discovery Zone on this page and do not separate the indicated resources and inferred resources. Resources should only be reported as in place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

Please amend your filing and insert the following before the Measured and Indicated Resource table:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Before the Inferred Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. **U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.**

Quenonisca Property

12.   Exploration drill results should be stated in a balanced manner, using tables to present large amounts of data. Present a balanced view of you findings and avoid using the best assays or most favorable drill hole results. As a general checklist, when reporting the results of sampling and chemical analyses:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest values or grades of sample sets.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

Please revise all disclosures about properties that appear in your filing as necessary to comply with this guidance.

13.   We recommend that a brief description of the QA/QC protocols be provided to reassure the investors regarding sample preparation, controls, custody, assay

precision and accuracy. This would apply to exploration and any operational analytical procedures.

Risks and Uncertainties

14.   Add a risk factor that addresses that fact that the probability of an individual prospect ever having reserves that meet the requirements of Industry Guide 7 is extremely remote, in all probability the properties do not contain any reserves, and any funds spent on exploration will probably be lost.

15.   Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Sandy Eisen
       George K. Schuler